UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of: April 29, 2016

Platinum Group Metals Ltd.
(SEC File No. 001-33562)

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

          Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F  [  ]            Form 40-F  [ X ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016	“R. Michael Jones”
R. MICHAEL JONES
DIRECTOR & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	Mineral Resource Update on the Waterberg Project located in the Bushveld Igneous Complex, South Africa dated April 29, 2016
99.2	Consent of QP dated April 29, 2016
99.3	Certificate of QP dated April 29, 2016
99.4	New Release dated April 29, 2016